The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

August 8, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Mara Ransom

Assistant Director

Re:                             CVSL Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 15, 2014

File No. 333-196155

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed April 1, 2014

File No. 000-52818

Dear Ms. Ransom:

Thank you for your July 31, 2014 letter regarding CVSL Inc. (“CVSL”).  In order to assist you in your review of CVSL’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 2 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Prospectus Summary, page 1

Strengths and Competitive Advantages, page 3

Our unique incentives program, page 4

1.  We note your disclosure that you “expect a web-based portal will soon be available to members of the CVSL Connections program.”  Please reconcile this disclosure with your statement throughout the registration statement that you have launched a new website called “CVSL Connections.”  If you are planning to create an additional web-portal, please tell us how these two web portals will be distinct.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have revised our disclosure so that the disclosure is consistent throughout the registration statement.

Risk Factors, page 11

Each of our subsidiaries is dependent on its key personnel, page 16

2.  We note your response to comment 15 in our letter dated June 19, 2014.  However, please revise your disclosure to identify the key personnel upon which your subsidiaries are dependent and identify any specific risks of losing such key personnel or tell us why this information would not be material to investors.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have revised our disclosure to provide the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

3.  We note your response to comment 21 in our letter dated June 19, 2014 that “[your] results are impacted by economic, political, demographic and business trends and conditions in the United States as well as globally.”  Please tailor this disclosure to your business, specifying the trends and conditions that impact your business and providing discussion and analysis, quantifying where practicable, of each trend on your results of operations.  For example, what economic conditions are materially important or challenging in your business?  Have the political conditions in any particular country in which you do business impacted your results of operations in a material way?  What specific demographics are materially important to your company?  Please note, these are just examples and should not be viewed as an exhaustive list.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have revised our disclosure to add the additional requested information.

Results of Operations for the Three Months Ended March 31, 2014 and 2013, page 45

4.  We note your responses to comments 23 and 24 in our letter dated June 19, 2014, as well as your revised disclosure.  Please further revise your disclosure to provide a comparative discussion of your results of operations for the above stated time periods as required by Item 303 of Regulation S-K and to quantify the impact of each significant factor that has impacted your results of operations.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have revised our disclosure to provide a comparative discussion of our results of operations and additional information regarding the impact of the significant acquisitions on our results of operations.

Business, page 53

Strengths and Competitive Advantages, page 54

5.  We note your response to comment 28 in our letter dated June 19, 2014 regarding your use of technology to provide a different shopping experience for your customers.  Please describe in greater detail, throughout your prospectus, how you will utilize the Enterprise Resource Planning system at The Longaberger Company and how it will make the shopping experience easier and more efficient for your customers.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have added the requested additional disclosure.

Our Strategy, page 56

6.  We note your response to comment 29 in our letter dated June 19, 2014, as well as your revised disclosure.  Please further revise your disclosure to describe your plans to leverage your operation infrastructure or direct us to the updated disclosure that you believe provides this information.

Response: CVSL acknowledges the Staff’s comment.  Please note that we had added disclosure regarding our plans to leverage our operation infrastructure in the Section entitled “Strengths and Competitive Advantages- Our scalable business model.”  We have also added additional disclosure to the Section entitled “Strengths and Competitive Advantages- a differentiated shopping experience integrating social media and other state of the art technologies.”

Item 17. Undertakings, page II-8

7.                                      Please provide the undertaking set forth in Item 512(a)(6), as it applies to all primary offerings.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have added the undertaking set forth in Item 512(a)(6) to the registration statement.

Notes to the Consolidated Financial Statements, page F-8

(2) Summary of Significant Accounting Policies, page F-9

Revenue Recognition and Deferred Revenue, page F-12

8.  We note your response to comment 51 of our letter dated June 19, 2014 that your allowance for product and sales returns is a reduction of revenue.  However, your revised disclosure states the provision for product returns and allowances is classified as a reduction of net sales.  Please revise your disclosure to clarify if both gross sales and costs of sales have been reduced to reflect estimated returns.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have expanded our disclosure clarifying that products returns and allowances are a reduction in gross sales and costs of sales in the revised Form S-1.  We will include the expanded disclosure in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

9.  We note your responses to comments 50, 51 and 52 of our letter dated June 19, 2014.  Please explain your basis for labeling revenues gross as opposed to net on the face of the income statement given your revenues are reported net of sales taxes and estimated returns.  See ASC 605-45-50-1.

Response:  CVSL acknowledges the Staff’s comment.  In preparing our response, we consulted the guidance provided throughout ASC 605-45, which indicates that gross revenue reporting is appropriate when there is strong evidence that the reporting entity is a principal in the transaction.  CVSL and its subsidiaries are the principals in their sale transactions because, among other things, CVSL or its subsidiary is the primary obligor in the transaction (ASC 605-45-45-4), has general inventory risk (ASC 605-45-45-5), determines the price at which to sell the product (ASC 605-45-45-8), has discretion in supplier selection (ASC 605-45-45-10) and has credit risk (ASC 605-45-45-13).  All of these indicators exist with CVSL companies, so we have followed the guidance in ASC 605-45 and presented gross revenues. We believe the guidance in ASC 605-45-50-1 is not applicable to companies which report gross revenue, because ASC 605-45-50-1 applies to “those revenues reported net” and the earlier guidance cited above supports CVSL reporting gross revenues.

Commissions and Incentives, page F-12

10.  We note your response to comment 54 of our letter dated June 19, 2014.  Please revise your disclosure to explain in greater detail the nature of and reasons for the reclassification similar to your response.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have expanded our disclosure discussing the reclassifications in the revised Form S-1.  We will include the expanded disclosure in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

(3) Acquisitions, Dispositions and Other Transactions, page F-15

11.  We note your response to comment 55 of our letter dated June 19, 2014 and your reliance on the guidance in ASC 805.  Please advise us of the specific subtopic and sections within ASC 805 supporting your conclusion that TLC was not a predecessor as the guidance in ASC 805 does not appear relevant to us in this circumstance.  Please reconsider our prior comment 55 taking into consideration the definition of a predecessor in Rule 405 of Regulation C.

Response:  CVSL acknowledges the Staff’s comment. As stated in the Form S-1, CVSL’s business model is based on pursuing a disciplined acquisition strategy to build a community of companies and in 2013 and 2014 CVSL acquired an aggregate of seven direct selling companies.  The Longaberger Company happened to be the first of a series of acquisitions.  In light of CVSL’s acquisition business model and the fact that there was no change of effective voting or operating control of CVSL after the acquisition of The Longaberger Company, we have accounted for the acquisition of The Longaberger Company as a business combination. In preparing our response, we focused on Generally Accepted Accounting Principles regarding Business Combinations, as outlined under ASC 805.  ASC 805 provides guidance to determine the proper accounting for a business combination, which is what occurred when CVSL acquired a controlling interest in TLC.  The guidance helps identify which entity is the acquirer and which is the acquiree, and spells out the proper accounting treatment for each type of transaction.  ASC 805-10-25-5 states that the analysis is fact driven and issues regarding control, ownership and management after the transaction and similar issues determine which entity is the acquirer and the proper accounting treatment to be used in a business combination.

Voting Rights and Large Voting Interest.

In March 2013, in connection with the acquisition of TLC, we issued a convertible promissory note that was convertible into 32,500,000 shares of common stock of CVSL.  At the time of the acquisition, CVSL had approximately 487,712,326 shares of common stock outstanding, of which John P. Rochon had voting control over 341,836,034 shares, or 70.1% of the shares.  John P. Rochon also had the right to have issued to him an additional 504,813,514 shares of common stock which if issued would provide him with 85% of the voting power of CVSL.   Even after the issuance of the convertible note and assuming conversion of the note at the time of acquisition, John P. Rochon would still have owned 65% of the voting power of CVSL without issuance of the additional 504,813,514 shares or 82% of the voting power upon issuance of the additional 504,813,034 shares. Therefore, John P Rochon has at all times prior to and since the consummation of the acquisition of TLC owned a majority of the outstanding voting shares.

Composition of the Board of Directors

Prior to the acquisition of TLC, the board of directors of CVSL consisted of 8 directors, one of whom was Tami Longaberger.  Immediately after the acquisition, the board consisted of the same eight directors. The Chairman of the Board and Chief Executive Officer of CVSL both before and after the acquisition was John P. Rochon. Inasmuch as John P. Rochon owns in excess of a majority of the outstanding voting stock of CVSL, he controls the board composition and has the ability to elect or appoint or to remove members of the governing body of CVSL.

Management

Prior to the acquisition of TLC, the senior management of CVSL consisted of John P. Rochon, CVSL’s Chief Executive Officer, President and Chairman of the Board, John Rochon Jr, CVSL’s Vice Chairman,  Russell Mack, CVSL’s Vice President and Kelly Kittrell, CVSL’s Chief Financial Officer.  After the acquisition, Tami Longaberger was added as an executive officer but the other executive officers remained in their same positions.

As stated above, CVSL retained control of ownership and management subsequent to the transaction, so we accounted for the business combination as the acquirer.  Although TLC was a company with substantial operations, CVSL was also significant at the time of the transaction as it had nearly $20 million in assets and owned an operating business, with stated plans to acquire other operating businesses. In addition, the stand alone market value of CVSL prior to the acquisition exceeded the market value of TLC by a substantial margin. CVSL has in fact continued to execute its business plan and acquired other business subsequent to the acquisition of TLC. Showing TLC as a predecessor would make it appear to investors that TLC was the acquirer, described by ASC 805-10-55-12 as a reverse acquisition.  Although Rule 405 can be read very broadly, we believe the guidance provided by ASC 805 is more compelling and results in more consistent treatment with other acquisitions and we believe investors would better understand our presentation. We do not believe TLC is a predecessor Company under Rule 405 of Regulation C.

We note that, pursuant to Rule 8-04 of Regulation S-X, we have previously provided audited financial statements of TLC for the years ended 2011 and 2012, as shown in our 8-K/A filed on May 30, 2013, which included a pro forma condensed consolidated statement of operations for 2012 as though CVSL had acquired TLC at the beginning of that year.  In addition, our 10-Q filed on May 15, 2013 for the quarter in which the acquisition occurred contains pro forma financial information in footnote 2 allowing investors to review comparisons between the full quarter in which the acquisition took place and the prior year full quarter.

12.  We note your response to comment 57 of our letter dated June 19, 2014.  Your disclosure on page F-15 does not clearly indicate the total acquisition date fair value nor is it clear that the $14,533 in other long-term liabilities is related to the earn outs of Paperly and MSK.  Please revise your disclosure to state the total acquisition date fair value including the amounts recognized for the earn-out provisions.  Please refer to ASC 805-30-50-1.

Response: CVSL acknowledges the Staff’s comment.  Please note we have expanded our disclosure discussing the Paperly and MSK earn-out amount in addition to the total acquisitions date fair value in the revised Form S-1.  We will include the expanded disclosure in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

13.  With regards to the acquisitions of Paperly, MSK and Uppercase Living please explain how you determined goodwill arising from the transactions was $292,911, $155,856 and $469,065 respectively.  Refer to ASC 805-30-30.  In each acquisition we note the goodwill recognized appears to have exceeded the consideration transferred.  Your response should provide in detail the amount of assets and liabilities acquired and the total consideration transferred.  An illustration of the disclosure requirements of ASC 805 that we are requesting is provided in ASC 805-10-55, Example 5.

Response: CVSL acknowledges the Staff’s comment.  We believe we have provided disclosure indicating the consideration for each transaction, which consisted primarily of shares of CVSL common stock and an earn-out provision.  Additionally, we provide a full balance sheet indicating the assets and liabilities identified and have included the equity consideration and earn-out liability.  We noted upon review of our disclosure that goodwill arising from the Paperly transaction should have been disclosed as $113,279. Also, upon further review of the Uppercase transaction, we determined the earn-out consideration may not be realized based on projected performance. We have revised the disclosures accordingly and we have provided an abbreviated version of the disclosure format as provided in ASC 805-10-55, example 5.

Consideration paid for Paperly, MSK and Uppercase transactions (all three transactions aggregated)

Consideration:
Equity	426,550
Contingent consideration	14,533
Fair value of total consideration	441,083

Assets and liabilities:
Cash and cash equivalents	3,143
Accounts receivable	1,742
Inventory	140,316
Property, plant and equipment	24,894
Other assets	16,958
Accounts payable - trade	(290,153)
Line of credit payable	(42,572)
Accrued commissions	(81,808)
Deferred revenue	(28,399)
Other current liabilities	(12,180)
Other long-term liabilities	(14,375)
Total identifiable net asset	(282,434)

Noncontrolling interest	(14,683)
Goodwill	738,200
441,083

14.  We note your response to comment 60 of our letter dated June 19, 2014.  The information and disclosures provided as part of Form 8-K/A filed May 30, 2013 and the March 31, 2013 Form 10-Q do not satisfy the GAAP disclosure requirements for your financial statements included in the Form S-1 or Form 10-K.  Please provide the financial information and supplemental pro forma information required by ASC 805-10-50-2(h) for the periods ended December 31, 2013 and 2012.

Response: CVSL acknowledges the Staff’s comment.  We have included the expanded disclosures in our amended Form S-1 as required by ASC 805-10-50-2(h) for the periods ended December 31, 2013 and 2012.

Possible Issuance of Additional Common Stock under Share Exchange Agreement, page F-16

15. We note your response to comment 62 of our letter dated June 19, 2014. While the written notice from Rochon Capital may impact the timing of the issuance of the 504,813,514 shares, we do not believe it is representative of a specific condition as outlined in ASC 260-10-45-13 under which the shares would not be issued.  It appears to us that all of the contingencies have been satisfied and the shares should be considered outstanding for basic EPS computations, even if the shares physically have not been issued.  Please support your conclusion that these shares should not be included as part of the calculation of basic earnings per share.

Response: CVSL acknowledges the Staff’s comment.  We have included in our basic and diluted EPS calculations the additional 504,813,514 shares available to Rochon Capital for the year-ended December 31, 2013 and quarter-ended March 31, 2014, respectively, in the amended Form S-1 and have expanded our disclosure to indicate that the shares are included in our EPS calculation.  We will include the additional shares in our basic and diluted EPS in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

(11)  Income Taxes, page F-25

16. We note your response to comment 64 of our letter dated June 19, 2014.  Please revise your disclosure to explain the adjustment.

Response: The Company acknowledges the Staff’s comment and has revised the presentation in the amended Form S-1 to combine the deferred asset true up from prior years with the corresponding change to the valuation allowance.  The amount in question reflected deferred tax assets (primarily a net operating loss) which were not recorded in the 12/31/2012 balance sheet as the net deferred tax asset would have been fully reserved at that time.  As such, presenting the deferred tax asset true-up as part of the 2013 change to the valuation allowance is appropriate.

(14) Segment Information, page F-27

17. We note your response to comment 65 of our letter dated June 19, 2014.  In regards to the information about your products, you disclose on page two the seven businesses acquired and you disclose on page one the seven major product categories in which you have a presence; namely home décor, gourmet foods and spices, nutritional supplements, skin care, home improvement, stationery and home security.  To the extent disaggregated product information is available and used to produce your financial statements, please revise.  With regards to the geographic areas we note you disclose 16% of your revenues were generated in the international markets; however, it is unclear which international markets or regions (Asia, Europe, Africa, Middle East, etc.) you are referring to.  If revenues from an individual country or region(s) are material or are expected to be material, please disclose those revenues separately.  If providing any of the above information is impracticable, please explain to us the reasons and disclose this fact.  Please refer to ASC 280-10-50-40 and 50-41.

Response:  CVSL acknowledges the Staff’s comment.  In preparing our response, we consulted the guidance provided in ASC 280 and ASC 280-50-40.  Our business model is not focused on products or product segments or categories. Instead, we are engaged in a long-term growth strategy to develop a large, diverse global company in the micro-enterprise sector. Our focus is on building an online “community” consisting of a growing number of entrepreneurs and their customers, who can share various economic benefits of membership.  As stated in our registration statement, we seek to combine the power of micro-enterprise with the power of personal networks, linking millions of interpersonal relationships.  This convergence of personal relationships, social media and relationship-based commerce is what gives us our unique blend of attributes for growth. As we scale up through additional acquisitions and organic growth, we expect these attributes will be magnified.  Our Chairman and CEO, who is our chief operating decision maker, states in his letter to investors:

All people crave a feeling of self-worth. They want the freedom to use their talents productively. They desire a sense of belonging and financial security for their families. We believe that bringing these benefits to as many people as possible is a worthy goal that goes beyond just acquiring companies and growing successful businesses. As we see it, CVSL’s true currency is human connection and fulfillment.

Note that in these descriptions, we are not focused on individual products or categories.  In fact, our stated acquisition strategy is “product agnostic”, which means that future acquisitions may involve products or services that are unrelated to anything we own currently.   As a result, we believe we operate in one segment, the direct selling/ micro-enterprise segment offering entrepreneurs the opportunity for personal growth and financial security.

We also reviewed ASC 280-50-41, and concluded that providing geographic information by region is appropriate.  We have revised our disclosure in the amended Form S-1 to include certain additional geographic information.

Consolidated Statements of Cash Flows (Unaudited), page 31

18. We note your response to comment 68 of our letter dated June 19, 2014 in which you indicate the issuance of stock was in conjunction with your acquisition of Lega Enterprises, Paperly and MSK.  Please address how you received cash proceeds for the issuance of your shares in conjunction with the acquisition of Lega Enterprises, Paperly and MSK.  In this regard, please tell us which transaction(s) included cash payment by the acquiree for shares issued by you, the number of shares issued, and the price per share paid.

Response: CVSL acknowledges the Staff’s comment.  We issued the shares to the seller for acquisitions of AEI (one of the sellers of which is now known as Lega Enterprises), Paperly and MSK, as such, we did not receive cash proceeds for the stock issuance.  As such, in the amended Form S-1 we have revised the consolidated statement of cash flows for the three months ended March 31, 2014 to reflect the stock issuance as a non-cash event.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

19. Please address the above comments as they apply to your Form 10-K for the fiscal year ended December 31, 2013 and the subsequent Forms 10-Q and revise your corresponding disclosures accordingly.  You must address the above comments and provide us with your proposed response and revised disclosure even if you do not proceed with the offering contemplated by the registration statement.

Response: CVSL acknowledges the Staff’s comment and will address them as they apply to our Form 10-K for the fiscal year ended December 31, 2013 and the subsequent Forms 10-Q, and will make the corresponding disclosures even if we do not proceed with the offering contemplated by the registration statement.

* * *

CVSL acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility.  CVSL acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  CVSL acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: CVSL Inc.